EXHIBIT 99 -- PRESS RELEASE

FIRST FINANCIAL BANCORP AND BANK OF LODI, NA

PRESS RELEASE

For Immediate Release

November 3, 1995

Contact Person:  Leon Zimmerman, Bank of Lodi, NA, President and CEO

First Financial Bancorp Declares Cash Dividend

Based upon the earnings for the third quarter of 1995, the First Financial Bancorp Board of Directors has declared a cash dividend of $.05 per share, payable November 30, 1995 to shareholders of record of November 15, 1995. First Financial Bancorp and its wholly owned subsidiary, Bank of Lodi, NA earned $221,000, or $.17 per share for the quarter ended September 30, 1995. The earnings represent an increase of $256,000 over the loss of $35,000 incurred for the quarter ended September 30, 1994. Return on average assets and average equity for 1995 year-to-date increased to .93% and 8.4%, respectively, compared to .34% and 3.16%, respectively, for the comparable prior period.

Although net interest income for the third quarter was equal to the prior year quarter, income from SBA and mortgage operations increased by 26%, while other noninterest expenses declined by 57% compared to the comparable prior year quarter. The decline in other noninterest expenses was related to management transition costs that were incurred in the prior year quarter and not incurred in the current year as well as a refund in the current year of a portion of FDIC deposit insurance premiums. Excluding the management transition costs and FDIC premium refunds, other noninterest expenses rose by .8% in comparison to the third quarter of 1994.

Consolidated assets at September 30, 1995 were $101,213,000 and represented an increase of $3,186,000, or 3.25%, over the comparable total at June 30, 1995.

The Bank of Lodi, NA began operations in Lodi in 1983 and now provides a number of financial services to communities in the greater Lodi area through branches in Lodi, Woodbridge, and Lockeford as well as small business and mortgage lending departments in Lodi.

END